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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                               SUCCESSORIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   864591102
        ---------------------------------------------------------------
                                (CUSIP Number)

                                John A. Hocevar
                              25840 Chardon Road
                            Richmond Hts., OH 44143
                                (440) 423-0040
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 21, 2001
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 864591102
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS:
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      John A. Hocevar
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [_]
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          17,200
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             100,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          17,200
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          100,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      117,200
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

CUSIP NO. 864591102
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS:
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Barbara Hocevar
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [_]
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,225
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             100,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,225
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          100,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      101,225
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP No. 864591102
          ---------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS:
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      890 Investors LLC, I.R.S. Identification No. applied for
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Ohio
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          350,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          350,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      350,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      00
------------------------------------------------------------------------------

CUSIP No. 364591102
          ---------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS:
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      DPG, Inc. 34-1905123
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Ohio
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          117,137
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          117,137
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      117,137
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                     SCHEDULE 13D OF JOHN A. HOCEVAR GROUP


1.   Security and Issuer
     -------------------

     This statement relates to the common stock, par value $.01 per share (the "Shares"), of Successories, Inc. (the "Company"). This statement is being filed to report the purchase by 809 Investors LLC of 23,000 Shares, which purchase resulted in John A. Hocevar, Barbara Hocevar, 809 Investors LLC and DPG Inc. (the "Hocevar Group"), in the aggregate, owning beneficially in excess of 5% of the total number of Shares outstanding. Pursuant to a Joint Filing Agreement dated as of April 20, 2001, attached as Exhibit 1 hereto, this statement is filed on behalf of each member of the Hocevar Group. The address of the Company's principal executive office is 25850 Chardon Road, Richmond Hts., OH 44143 .

2.   Identity and Background
     -----------------------

     (a)-(c), (f) Mr. John A. Hocevar and Ms. Barbara Hocevar are United States citizens. 809 Investors LLC is an Ohio limited liability company solely-owned by Mr. Hocevar and was formed for investment purposes. DPG, Inc., an Ohio corporation, is in the promotional gifts business. The principal address of each member of the Hocevar Group is 25850 Chardon Road, Richmond Hts., OH 44143.

     (d)-(e) No member of the Hocevar Group has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect of such laws.

3.   Source and Amount of Funds or Other Consideration
     -------------------------------------------------

     809 Investors LLC paid $40,944.75 for the Shares the purchase of which resulted in the Hocevar Group's owning beneficially in excess of 5% of the Shares. The funds used to make such purchase derived from member contributions to 809 Investors LLC.

4.   Purpose of Transaction
     ----------------------

     The Hocevar Group has acquired the Shares for investment purposes. While the Hocevar Group has an interest in maximizing the value of the Company for its stockholders, the Hocevar Group does not have any present plan or proposal which relates to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

5.   Interest in Securities of the Issuer
     ------------------------------------

     (a) The Hocevar Group owns beneficially 585,562 Shares, which Shares represent approximately 6.09% of the total number of Shares outstanding.

     (b) Each member of the Hocevar Group has sole and or shared dispositive and voting power over all Shares currently owned by such member, as follows:

                                                     Sole Voting and            Shared Voting and
                                                    Dispositive Power           Dispositive Power           Total
                                                    ----------------            -----------------           -----
               John Hocevar                                17,200                    100,000                117,200
               Barbara Hocevar                              1,225                    100,000                101,225
               808 Investors LLC                          350,000                         --                350,000
               DPG Inc.                                   117,137                         --                117,137

     (c) During the 60 days immediately preceding the date of this Schedule, the following members of the Hocevar Group have effected the following transactions in the Shares:

     (d)  Inapplicable.

     (e)  Inapplicable.

6.   Contracts, Arrangements, Understandings or Relationships with Respect to
     ------------------------------------------------------------------------
Securities of the Issuer
------------------------

     Other than the Joint Filing Agreement attached as Exhibit 1 hereto, no member of the Hocevar Group has any contracts, arrangements, understandings or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

7.   Material to be Filed as Exhibits
     --------------------------------

     (1) Joint Filing Agreement

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                       /s/ John A. Hocevar
                                       -------------------
                                       John A. Hocevar,


                                       Barbara Hocevar
                                       809 Investors LLC
                                       DPG Inc.


                                       By: /s/ John A. Hocevar
                                           -------------------
                                       John A. Hocevar, Attorney-in-Fact


Dated: May 30, 2001